VIA OVERNIGHT COURIER
Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
Mail Stop 0408
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Home Bancshares, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-132427
Filed May 12, 2006
Dear Mr. Webb:
     Following are responses of Home BancShares, Inc. to the comments contained in the staff’s letter to Mr. John W. Allison, dated May 23, 2006. For convenient reference, this response letter duplicates the text of each numbered comment, as well as the headings contained in the staff’s comment letter.
     Amendment No. 3 to the referenced S-1 Registration Statement has been transmitted via EDGAR on the date of this response letter. We have included with this letter two copies of Amendment No. 3, of which one copy is marked to show changes from Amendment No. 2 to the

Mr. Mark Webb
May 31, 2006

S-1 Registration Statement as filed May 12, 2006. Where appropriate, the responses below refer to specific pages or sections of Amendment No. 3.
Comments and Responses
General
     1.     As applicable, please amend your Form 10 in response to these comments.
     Response: We will file an amendment to the Form 10 Registration Statement that incorporates by reference Amendment No. 3 to the S-1 Registration Statement. We will similarly incorporate by reference into the Form 10 Registration Statement subsequent amendments to the S-1 Registration Statement, or will otherwise amend the Form 10 Registration Statement as necessary prior to its effective date.
Note 5: Goodwill and Core Deposit Intangibles, page F-23
     2.     We note your response to prior comment 10. We do not believe that the characterization of the disposal of the CBB branch in 2004 as a purchase price adjustment is appropriate. Paragraph F1 of SFAS 141 specifies that the “allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or attainable.” We do not believe that the disposal of the branch represents part of your allocation period as defined by paragraph F1, and we do not believe that you can retrospectively adjust your valuation. Please revise your filing to account for the 2003 acquisition of CBB and the 2004 disposition of the branch operations as two separate and distinct accounting events.
     Response: We would like to provide additional background on our accounting for the acquisition of Community Financial Group, Inc. and the subsequent sale of the Community Bank branch to TCBancorp, Inc., one of our equity investees. At the time of the acquisition of Community Financial Group, Inc. on December 10, 2003, we planned to sell to TCBancorp, Inc. one of the Community Bank branches acquired, as it was located in close proximity to a branch of TCBancorp, Inc. Subsequently, the branch including its loans and deposits was sold to TCBancorp, Inc., on March 4, 2004. The negotiated purchase price paid for the branch was to equal 8% of closing deposits plus the fair value of the physical assets.
     At the time of acquisition, the loans and deposits that were to be sold with the branch had not been identified. This is primarily due to the fact that the branch to be sold was also in close proximity to the other branches of Community Bank. Community Bank had nine branches at the time of acquisition, all of which were within a 30 mile radius of each other. As a result, we had to review each of Community Bank’s customers using that branch to determine which customers

Mr. Mark Webb
May 31, 2006

should be allocated to the branch to be sold. This process was not completed until February 2004.
     For example, on the month end closest to the acquisition date the total deposits assigned to this branch’s internal trial balance were $22.2 million. However, when the deposits assigned to the branch were finalized for the sale, the total deposits ultimately ended up being $17.1 million. If the Company had recorded an estimated fair value using the initial information the Company would have overstated the estimated fair value of the transaction by approximately $400,000.
     This branch’s physical assets were valued based on certified appraisals at the time of acquisition. In addition, a core deposit intangible study was performed by a third-party. However, the fair value of the branch as a business enterprise, including the customers, loans and deposits to be sold, was not determined and thus was not reflected on the December 31, 2003 balance sheet.
     Due to the fact that total loans and deposits to be sold were not known at the time of acquisition or on December 31, 2003, only the branch’s physical assets would have been disclosed as held for sale on the 2003 balance sheet, which was approximately $600,000 or 0.07% of total assets. If all facts had been known at December 31, 2003, the amount that would have been reflected as assets held for sale would have been approximately $1.6 million or 0.20% of total assets. In either case, we believe the amount is immaterial to the balance sheet.
     We are relying on the defined concepts set forth in EITF 87-11 which FAS 144 replaced. We believe that the proper accounting was to adjust the carrying value of the branch rather than to record a gain on the sale. We do not believe the concepts previously stated in EITF 87-11 (which appears to be directly on point to the situation here) were intended to change under FAS 144. While we applied the provision in paragraphs 30 to 32 of FAS 144, we did not disclose the impact of FAS 144 due to immateriality.
     We believe it would be misleading to view the acquisition of Community Financial Group, Inc., on December 10, 2003 and the sale of one of the Community Bank branches on March 4, 2004 as transactions that would result in gain recognition.
     We have expanded our disclosures on page 27 and in footnote 2 of the financial statements on pages F-18 and 19.
Note 10: Common Stock and Stock Compensation Plans, page F-28
     3.     We note from your disclosure that you expect your options to have a life of 13 years. This appears to contradict your disclosure on page 86, which states that the term of your

Mr. Mark Webb
May 31, 2006

options can not exceed ten years from the date of the grant. Please revise your filing to clarify this contradiction.
     Response: We have made the requested revisions, and made conforming changes elsewhere in the notes to the financial statements. Please see page F-29.
Note 16: Acquisitions, page F-34
     4.     We note your response to prior comment 11. We do not believe your accounting treatment for the rent escalations, tied to the consumer price index, is consistent with the accounting principles generally accepted in the United States. Please revise your financial statements to reflect the accounting guidance in paragraph 11(n) of SFAS 29 or provide us your analysis of materiality of this error for all periods presented.
     Response: The pretax impact of including all rent escalations would be approximately $25,000 for 2005, and less for the other years. The impact in 2005 is approximately 0.15% of our income before income taxes. We believe, therefore, that the amounts involved are immaterial and that no change is required to note 16, other than the minor changes we have made to clarify our disclosure (see pages F-35 and F-36). A spreadsheet showing our computations is available if you require further details on this matter.
Exhibits
     5.     Please revise your letter regarding the unaudited financial information provided by BKD, LLP, to file it as Exhibit 15. Please refer to Item 601(15) of Regulation 8-K.
     Response: We have included the referenced exhibit as Exhibit 15 to Amendment No. 3.
Acknowledgments
     On behalf of Home BancShares, Inc. and each filing person, we are authorized to acknowledge that:
•	Home BancShares, Inc., or the filing person, is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Act of 1933 and the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

Mr. Mark Webb
May 31, 2006

•	Neither Home BancShares, Inc. nor any filing person may assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely yours, MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.
/s/ John S. Selig
By
John S. Selig

JSS:rg

cc:	Jonathan E. Gottlieb (w/ enclosures) Margaret E. Fitzgerald (w/ enclosures) Paul Ellis Cline (w/ enclosures)